UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53558

Casablanca Mining, Ltd.

(Exact name of registrant as specified in its charter)

417 Orchid Avenue, Corona Del Mar, California 92625

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Exact name of registrant as specified in its charter)

N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 139

Pursuant to the requirements of the Securities Exchange Act of 1934, Casablanca Mining, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 6, 2018

By: /s/ Thomas Ronk

Thomas Ronk, President